UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In October 2018

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.6 MILLION

PASSENGERS

In October 2018, Avianca Holdings and its subsidiaries carried 2,588,823 passengers, a 35.6%

increase over the same period in 2017.

In October, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,588,823 passengers, a 35.6% increase compared to October 2017. Capacity, measured in ASKs (available seat kilometers), increased 32.4%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 27.6%. The load factor for the month was 81.4%, a decrease of 310 bps compared to the same period of 2017.

Domestic markets in Colombia, Peru and Ecuador

In October, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,505,247 travelers, up 53.4% when compared to the same period of 2017. Capacity (ASKs) increased 57.4% while passenger traffic (RPKs) increased 46.2%. The load factor for the month was 82.0%, a decrease of 626 bps compared to the same month of 2017.

International markets

In October, the affiliated airlines of Avianca Holdings transported 1,083,576 passengers on international routes, up 16.8% when compared to the same period of 2017. Capacity (ASKs) increased 27.9%, while passenger traffic (RPKs) increased 24.0%. The load factor for the month was 81.3%, a decrease of 254 bps when compared to October 2017.

Operational Statistics	Oct-18	Oct-17	ΔYOY	YTD 2018	YTD 2017	ΔYoY
Avianca Holdings (Cons.)
PAX (K)[1]	2,589	1,909	35.6%	25,230	24,753	1.9%
ASK (mm)[2]	4,451	3,361	32.4%	43,358	40,552	6.9%
RPK (mm)[3]	3,623	2,840	27.6%	36,119	33,640	7.4%
Load Factor[4]	81.4%	84.5%	-3.1pp	83.3%	83.0%	0.3pp
Domestic Market
PAX (K)[1]	1,505	981	53.4%	14,410	14,242	1.2%
ASK (mm)[2]	817	519	57.4%	7,738	7,720	0.2%
RPK (mm)[3]	670	458	46.2%	6,469	6,355	1.8%
Load Factor[4]	82.0%	88.2%	-6.3pp	83.6%	82.3%	1.3pp
International Market
PAX (K)[1]	1,084	928	16.8%	10,820	10,511	2.9%
ASK (mm)[2]	3,634	2,842	27.9%	35,619	32,832	8.5%
RPK (mm)[3]	2,953	2,382	24.0%	29,650	27,285	8.7%
Load Factor[4]	81.3%	83.8%	-2.5pp	83.2%	83.1%	0.1pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel